Next Technology Holding Inc.

February 3, 2025

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 File No. 001-41450

Dear Sir/Madam,

We hereby respectfully submit this letter setting forth the responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 13, 2025, with respect to the Form 10-K of Next Technology Holding Inc. (formerly known as WeTrade Group Inc.) (the “Company” or “we”) for the Fiscal Year Ended December 31, 2023. For your convenience, the Staff’s comments set forth in the comment letter of the Staff are repeated below in bold and italics, followed in each case by our responses.

Form 10-K and Form 10-K/A for the Year Ended December 31, 2023

General

1.	We note from disclosures in the Item 4.02 Forms 8-K and 8-K/A filed on December 12, 2024 and January 2, 2025, respectively that the June 30, 2024 Form 10-Q filed on August 21, 2024 “was not fully reviewed by the auditor.” We further note your initial Form 10-K filed on April 14, 2024 did not include an opinion from your independent registered accounting firm and the opinion included in the Form 10-K/A was dated after the initial filing date. In your response, please tell us whether each the following were reviewed by your auditors pursuant to Article 10(d) of Regulation SX prior to being filed:

●	Form 10-Q for the Quarter Ended March 31, 2024 filed on May 20, 2024

●	Form 10-Q/A for the Quarter Ended March 31, 2024 filed on September 12, 2024

●	Form 10-Q/A for the Quarter Ended June 30, 2024 filed on September 30, 2024

●	Form 10-Q for the Quarter Ended September 30, 2024 filed on November 15, 2024

●	Form 10-Q/A for the Quarter Ended September 30, 2024 filed on December 9, 2024

Response: We respectfully advise the Commission that:

●	Form 10-Q for the Quarter Ended March 31, 2024 filed on May 20, 2024 was not reviewed by the auditors of the Company pursuant to Article 10(d) of Regulation SX prior to being filed.

●	Form 10-Q/A for the Quarter Ended March 31, 2024 filed on September 12, 2024 was reviewed by the auditors of the Company pursuant to Article 10(d) of Regulation SX prior to being filed.

●	Form 10-Q/A for the Quarter Ended June 30, 2024 filed on September 30, 2024 was reviewed by the auditors of the Company pursuant to Article 10(d) of Regulation SX prior to being filed.

●	Form 10-Q for the Quarter Ended September 30, 2024 filed on November 15, 2024 was reviewed by the auditors of the Company pursuant to Article 10(d) of Regulation SX prior to being filed.

●	Form 10-Q/A for the Quarter Ended September 30, 2024 filed on December 9, 2024 was reviewed by the auditors of the Company pursuant to Article 10(d) of Regulation SX prior to being filed.

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Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at contact@nxtttech.com.

Very truly yours,

/s/ Eve Chan
Eve Chan